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                             November 9, 2020

       Esther Cho
       Head of Legal
       Keros Therapeutics, Inc.
       99 Hayden Avenue, Suite 120, Building E
       Lexington, Massachusetts 02421

                                                        Re: Keros Therapeutics,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
3, 2020
                                                            CIK No. 0001664710

       Dear Ms. Cho:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Ryan Sansom